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02018054

AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25028

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M.L. Stern & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8350 Wilshire Blvd
(No. and Street)

Beverly Hills	California	90211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Kempa, CFO
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ... statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Kempa, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to M.L. Stern & Co., LLC (the "Company") as of and for the years ended December 31, 2001 and 2000 are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

SANDRA K. MANTIK
Commission # 1301287
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2005

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Income
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Members' Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not Applicable)
(x)	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Unconsolidated Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Unconsolidated Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (included in Note 1)
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

M.L. STERN & CO., LLC
(SEC ID. NO 8-25028)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

RECEIVED FEB 28 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
M.L. Stern & Co., LLC:

We have audited the accompanying consolidated statement of financial condition of M.L. Stern & Co., LLC and subsidiary (the "Company") as of December 31, 2001, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.L. Stern & Co., LLC and subsidiary at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 6, 2002

M.L. STERN & CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,618,262
Cash segregated for the benefit of customers	200,000
Receivables from customers	8,093,179
Receivables from broker-dealers and clearing organizations	372,448
Securities owned and pledged, at fair value	9,308,247
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,568,510	705,079
Goodwill, net of accumulated amortization of $398,323	3,425,577
Other assets	2,135,248
TOTAL	$25,858,040

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Line of credit	$12,700,000
Payables to customers	286,890
Payables to broker-dealers and clearing organizations	412,421
Accrued expenses	840,595
Other liabilities	1,073,492
Total liabilities	15,313,398
COMMITMENTS AND CONTINGENCIES	
MEMBERS' CAPITAL:	
Members' capital	8,799,770
Retained earnings	1,744,872
Total members' capital	10,544,642
TOTAL	$25,858,040

See accompanying notes to consolidated statement of financial condition.

M.L. STERN & CO., LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - M.L. Stern & Co., LLC ("M.L. Stern LLC") is a Delaware limited liability company formed in 1999 in conjunction with an acquisition by Pacific LifeCorp of an 80 percent controlling membership interest of M.L. Stern LLC. M.L. Stern LLC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. M.L. Stern LLC purchases and sells municipal, federal, and corporate bonds, mutual funds, unit trusts, and other various investment securities at wholesale and retail levels. M.L. Stern LLC also provides security safekeeping services.

M.L. Stern LLC's wholly owned subsidiary, Tower Asset Management, LLC ("Tower LLC"), is a Delaware limited liability company formed in 1999 and a registered investment advisor providing investment advisory services to high net worth individuals or families who require investment expertise and personal service. Tower LLC became a wholly owned subsidiary of M.L. Stern LLC on November 30, 1999.

Basis of Presentation - The accompanying consolidated statement of financial condition of M.L. Stern LLC and its wholly owned subsidiary, Tower LLC (collectively, the "Company"), has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of M.L. Stern LLC and Tower LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Cash Segregated for the Benefit of Customers - As of December 31, 2001, cash of $200,000 was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Pledged - Securities owned and pledged are recorded at fair value as determined by nationally published quotation services, and by the Company, which operates as a market maker in municipal and corporate bond securities.

Furniture, Equipment, and Leasehold Improvements - Furniture and equipment are recorded at cost, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill - Goodwill of $3,823,900 related to the purchase of the Company is being amortized on a straight-line basis over 20 years.

Capital Leases - Certain equipment utilized by the Company under long-term lease arrangements has been capitalized in accordance with U.S. GAAP. Accordingly, the capitalized assets and related obligations are recorded, at the inception of the lease, at the lesser of the fair market value of the leased equipment or the present value of minimum lease obligations. The assets are amortized on an accelerated basis over the term of the lease, and interest expense is accrued on the basis of the outstanding lease obligation.

Long-Lived Assets - In the event that facts and circumstances indicate that furniture, equipment, and leasehold improvements and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes - The Company is organized as a limited liability company for federal income tax and state franchise tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its members. However, the Company is subject to California franchise taxes imposed on such companies.

Profits and Losses - Profits and losses are allocated to the members based on their pro rata membership interest, adjusted for any special profit allocations pursuant to the limited liability company operating agreement.

Fair Value of Financial Instruments - Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. The interest rate on the line of credit resets frequently; as such, the line of credit is carried at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations - Effective January 1, 2001, the Company adopted the requirements of the Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133*, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the

estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 made certain changes to the hedging provisions of SFAS No. 133. Adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125. Under SFAS No. 140, the Company is required to report the values of securities that it has received as collateral and which can in turn be used (or repledged) by the Company to generate financing, such as securities lending, or to fulfill either client-originated or propriety short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Company provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow the Company to sell or repledge those securities in accordance with federal regulations. At December 31, 2001, the Company was allowed, under such regulations, to sell or repledge securities with a market value of $7,214,484. Of this amount, $6,779,961 has been pledged or sold as of December 31, 2001 in connection with bank borrowing and deposits with clearing organizations.

In June 2000, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141, which was effective July 1, 2001 for any business combinations entered into subsequent to June 30, 2001, requires the purchase method of accounting and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS No. 142, effective for fiscal years beginning after December 15, 2001, requires that ratable amortization of goodwill be replaced with periodic impairment tests of the goodwill asset and that intangible assets, other than goodwill, should be amortized over their useful lives. The Company has not yet finalized the quantification of the impact, if any, on its consolidated financial statements of applying the new requirements of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet finalized the quantification of the impact, if any, on its consolidated financial statements of applying the new requirements of SFAS No. 144.

2. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 16,002	$ 11,885
Receivables from/payables to clearing organizations	179,431	400,536
Unsettled trades adjustment	177,015	-
	$372,448	$412,421

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

4. SECURITIES OWNED AND PLEDGED

Securities owned and pledged as of December 31, 2001 consist of the following securities at fair value:

Municipal bonds	$9,232,949
Government and federal obligations	75,298
	$9,308,247

The municipal and corporate bonds are valued by the Company, which serves as market maker in the securities. All securities owned are pledged as collateral for a portion of the Company's line of credit (see Note 6).

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements comprise the following at December 31, 2001:

Furniture and fixtures	$2,882,093
Computer equipment and software	1,702,214
Leasehold improvements	689,282
Total	5,273,589
Less accumulated depreciation and amortization	4,568,510
Furniture, equipment, and leasehold improvements, net	$ 705,079

6. LINE OF CREDIT

The Company has a broker lending agreement with a bank for a $25,000,000 line of credit, of which $12,700,000 was drawn at December 31, 2001. The line of credit bears interest at the federal funds rate plus a spread; such rate resets daily and was 2.52 percent at December 31, 2001. The lending agreement has no specified maturity. The lending agreement allows the Company to borrow funds against pledged proprietary and customer securities. At December 31, 2001, the line of credit balance related to customer margin transactions was $4,900,000, which was fully collateralized with customer securities in the amount of $6,779,961. The remaining amounts related to Company transactions which were fully collateralized by proprietary positions pledged by the Company.

7. BENEFIT PLAN

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers all full-time employees. Generally, employees who have one year of continuous employment are eligible to participate in the Contribution Plan. Employees may contribute up to 15 percent of their gross wages, up to the Internal Revenue Service maximum allowable amount. The Company matches, at its discretion, a set percentage of the employees' contributions.

The Company's full-time employees are also eligible to participate in a profit sharing plan.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. These transactions may expose the Company to risk arising from the potential that either the customer or counterparty may fail to satisfy its obligations and that the corresponding collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss.

Customer securities transactions may be performed on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments - The Company has offices in Beverly Hills, Carmel, San Diego, San Francisco, and Sacramento, California. The Company leases these premises pursuant to agreements expiring in various years through 2006. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and computer equipment that have noncancelable lease terms in excess of one year.

Year Ending December 31,	
2002	$1,511,977
2003	1,521,806
2004	1,579,697
2005	1,385,258
2006	778,409
	$6,777,147

Litigation - The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions will not have a material effect on the consolidated financial position of the Company.

Other Commitments - In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. In the opinion of management, settlement of these transactions as of December 31, 2001 will not have a material effect on the consolidated financial position of the Company.

11. NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, M.L. Stern LLC is required to maintain minimum net capital, as defined, of the greater of $250,000 or 6-2/3 percent of M.L. Stern LLC's total aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15 to 1 as defined under such provisions. The computation of net capital is done on an unconsolidated basis, and therefore, the accounts of Tower LLC are not included in the computation.

On December 31, 2001, M.L. Stern LLC's ratio of aggregate indebtednesss to net capital was 1.71 to 1; M.L. Stern LLC had net capital, as defined, of $4,341,057, which exceeded the minimum requirements by $3,846,415.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

February 6, 2002

M.L. Stern & Co., LLC
8350 Wilshire Boulevard
Beverly Hills, California 90211

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of M.L. Stern & Co., LLC and subsidiary (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 6, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP